CERTIFICATE OF QUALIFIED PERSON

I, Neil Lincoln, P.Eng, as an author of this report entitled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” prepared for Alamos Gold Inc. and with an effective date of June 28, 2022, do hereby certify that:

1.I am an Independent Metallurgical Consultant of Lincoln Metallurgical Inc located at 1565 Lords Manor Lane, Ottawa, Ontario, K4M 1K3, Canada.
2.I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.
3.I am a professional engineer in good standing with the Professional Engineers of Ontario (PEO) in Canada (no. 100039153).
4.I have practiced my profession in the mining industry continuously since graduation. I have over 27 years experience as a metallurgist and study manager. I have sufficient relevant experience having worked on numerous projects ranging from scoping studies, prefeasibility and feasibility studies to project implementation related to mineral processing plants. My mineral processing commodity and unit operations experience includes precious metals, base metals and industrial minerals covering metallurgical test work to process plant design. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.
5.I have read the definition of “qualified person” set out in the National Instrument 43‑101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of NI 43‑101.
6.I have participated in the preparation of the Technical Report and am responsible for the supervision or creation of the following sections and sub-sections: 13, 17, 18.3.3 to 18.3.3.3.
7.I have visited the site property that is the subject of this report several times; most recent visit was on August 9, 2022.
8.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate , to the best of my knowledge, information and belief, the sections and sub-sections of the Technical Report listed in item 6 above contain all scientific and technical information that is required to be disclosed to make these sections and sub-sections of the Technical Report not misleading.
9.I have read and understand NI 43‑101 and I am considered independent of the issuer as defined in Section 1.5 of NI 43‑101.
10.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 29th day of August 2022

/signed and sealed/
_______________________________
Neil Lincoln, P.Eng.